IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS FORM SE IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for January 30, 2001
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-~~74674~~ 40145
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on January 30, 2002.

CWMBS, INC.

By: ______________________
Celia Coulter
Vice President

Exhibit Index

Exhibit		Page
99.1	Computational Materials Prepared by Countrywide Securities Corporation	4

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION.

for

CWMBS, INC.

CHL Mortgage Pass-Through Trust 2002-1
Mortgage Pass-Through Certificates, Series 2002-1

CHL Mortgage Pass-Through Trust 2002-1

Computational Materials (Revised)

Countrywide

$[628,625,729] (Approximate)

CWMBS, Inc.
Depositor

Countrywide Home Loans, Inc.
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Countrywide Securities Corporation
Lead Manager

Greenwich Capital Markets, Inc.
Co-Manager

Residential Funding Securities Corporation
Co-Manager

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Countrywide Securities Corporation in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Countrywide Securities Corporation and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Countrywide Securities Corporation nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Countrywide Securities Corporation's Trading Desk at (800) 669-6091.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet **Date Prepared: January 24, 2002**

CHL Mortgage Pass-Through Trust 2002-1
$[628,625,729] (Approximate, Subject to +/- 10% Variance)
Publicly Offered Certificates
First Lien Residential Mortgage Loans

Class	Principal Amount ($) (Approx.) (1)	WAL (Yrs) ("Call" (2) (3)/Mat)	Interest Rate Type	Collateral Index Type	Tranche Type	Expected Ratings Moody's/S&P
1-A-1	116,844,000	2.90 / 3.20	WAC (4)	1 Yr LIBOR	Senior	Aaa/AAA
2-A-1	38,927,000	2.91 / 3.20	WAC (4)	1 Yr CMT	Senior	Aaa/AAA
3-A-1	200,770,000	2.53 / 3.22	WAC (4)	1 Yr LIBOR	Senior	Aaa/AAA
4-A-1	147,659,000	2.52 / 3.22	WAC (4)	1 Yr CMT	Senior	Aaa/AAA
5-A-1	50,885,000	2.85 / 3.22	WAC (4)	1 Yr LIBOR	Senior	Aaa/AAA
6-A-1	54,683,000	2.85 / 3.23	WAC (4)	1 Yr CMT	Senior	Aaa/AAA
1-X	359,205,124(5)	N/A	Variable(6)	Mixed	Senior	Aaa/AAA
M	6,600,000	5.20 / 5.90	WAC (7)	Mixed	Subordinate	Aa2/AA
B-1	5,029,000	5.20 / 5.90	WAC (7)	Mixed	Subordinate	A2/A
B-2	3,457,000	5.20 / 5.90	WAC (7)	Mixed	Subordinate	Baa2/BBB
B-3	Privately		WAC (7)	Mixed	Subordinate	Ba2/BB
B-4	Placed		WAC (7)	Mixed	Subordinate	B2/B
B-5	Certificates		WAC (7)	Mixed	Subordinate	NR/NR
Total:	**$628,625,729**(8)					

(1) *The Certificates (as described herein) are collateralized by adjustable rate, first-lien residential mortgage loans which have an initial fixed rate period of three, five or seven years. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance.*

(2) *The WAL to "the Call" on the Class 3-A-1, Class 4-A-1, Class 5-A-1, Class 6-A-1 Certificates are shown to the related Wavg Roll Date. The WAL on the Class 1-A-1, Class 2-A-1 and Subordinate Certificates are shown to the 10% optional call date.*

(3) *All Classes of Certificates are subject to a 10% optional termination as described herein.*

(4) *The Certificate Interest Rate for the Group I, Group II, Group III, Group IV, Group V and Group VI Certificates will be equal to the Net WAC of the Group I, Group II, Group III, Group IV, Group V and Group VI Mortgage Loans, respectively.*

(5) *Notional balance on the Class 1-X Certificates equal to the then current unpaid principal balance of the Group 3 and Group 4 Mortgage Loans.*

(6) *The Certificate Interest Rate for the Class 1-X Certificates will be a rate equal to the Class 1-X Certificate Rate.*

(7) *The Certificate Interest Rate for the Subordinate Certificates will be equal to the Net WAC of the Mortgage Loans from each Loan Group (weighted on the basis of the related subordinate components).*

(8) *Includes the Class B-3, Class B-4 and Class B-5 Certificate balances but does not include the Interest Only Certificates' notional balance.*

Depositor:	CWMBS, Inc.
Seller:	Countrywide Home Loans, Inc.
Master Servicer:	Countrywide Home Loans Servicing LP
Primary Servicers:	It is expected that substantially all of the Mortgage Loans will be primary serviced by Countrywide Home Loans Servicing LP (expected to be approximately 78%, as of the Cut-off Date) and National City Mortgage Company (expected to be approximately 22%, as of the Cut-off Date).
Underwriters:	Countrywide Securities Corporation (Lead Manager); Greenwich Capital Markets, Inc. and Residential Funding Securities Corporation (Co-Managers).
Trustee:	The Bank of New York.
Rating Agencies:	Moody's and Standard & Poor's will provide ratings on the Class 1-A-1, Class 2-A-1, Class 3-A-1, Class 4-A-1, Class 5-A-1, Class 6-A-1, Class 1-X, Class M, Class B-1, Class B-2, Class B-3 and Class B-4 Certificates. The Class B-5 Certificates will not be rated.
Sample Pool Calculation Date:	All references herein to principal balances as of such date includes the application of scheduled payments due on or before January 1, 2002, which payments were applied to the actual balances of the Mortgage Loans as of various recent dates.
Cut-off Date:	January 1, 2002.
Pricing Date:	On or about January [23], 2002.
Closing Date:	On or about January [30], 2002.
Settlement Date:	On or about January [30], 2002.
Primary Servicer Remittance Date:	The 18th of each month (or if such day is not a business day, the next succeeding business day), commencing in February 2002.
Distribution Date:	The business day immediately following the Primary Servicer Remittance Date, commencing in February 2002.
Certificates:	The "***Senior Certificates***" will consist of (i) the Class 1-A-1 Certificates (the "***Group I Certificates***"), (ii) the Class 2-A-1 Certificates (the "***Group II Certificates***"), (iii) the Class 3-A-1 Certificates (the "***Group III Certificates***"), (iv) the Class 4-A-1 Certificates (the "***Group IV Certificates***"), (v) the Class 5-A-1 Certificates (the "***Group V Certificates***"), (vi) the Class 6-A-1 Certificates (the "***Group VI Certificates***"), and (vii) the Class 1-X Certificates (the "***Interest Only Certificates***").

The "***Subordinate Certificates***" will consist of the Class M, Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates and are supported by the cash flow on all of the Mortgage Loans. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***" Only the Senior Certificates and the

Class M, Class B-1 and Class B-2 Certificates (collectively, the "***Offered Certificates***") are being offered publicly.

Generally, each Group of Senior Certificates (other than the Interest Only Certificates) will receive principal and interest from the related Loan Group. The Class 1-X Certificates will receive interest from the Group III and Group IV Mortgage Loans. The Subordinate Certificates may receive principal and interest from any Loan Group.

Registration: The Offered Certificates will be made available in book-entry form through DTC.

Federal Tax Treatment: It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.

SMMEA Treatment: The Senior Certificates and the Class M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Optional Termination: The terms of the transaction allow for a termination of the Offered Certificates, subject to certain restrictions set forth in the transaction documents, which may be exercised once the aggregate principal balance of the Mortgage Loans is equal to 10% or less of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***Optional Call Date***").

Mortgage Loans: The aggregate principal balance of the Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $394,748,310, and (ii) as of the Cut-off Date is expected to be $628,625,729 plus or minus ten percent (10%). All the Mortgage Loans are adjustable rate mortgage loans secured by first liens on one- to four-family residential properties. Prior to the Closing Date, Mortgage Loans may be removed from, and additional mortgage loans will be added to, the trust.

The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the "Sample Pool") having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the trust on the Closing Date. The final pool of Mortgage Loans to be included in the trust will be different from the Sample Pool, although the characteristics of such final pool are not expected to differ materially from the characteristics of the Sample Pool as indicated herein, except as may be provided in the Stipulation Sheet attached hereto as Appendix B.

Group I Mortgage Loans: The aggregate principal balance of the Group I Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $71,363,596, and (ii) as of the Cut-off Date is expected to be $120,457,597, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of three years and thereafter adjust annually based on the one-year LIBOR index.

Group II Mortgage Loans: The aggregate principal balance of the Group II Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $41,828,246, and (ii) as of the Cut-off Date is expected to be $40,139,499, plus or minus ten percent (10%). The interest rates on such

Mortgage Loans have an initial fixed rate period of three years and thereafter adjust annually based on the one-year CMT index.

Group III Mortgage Loans: The aggregate principal balance of the Group III Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $132,646,678, and (ii) as of the Cut-off Date is expected to be $206,979,821, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of five years and thereafter adjust annually based on the one-year LIBOR index.

Group IV Mortgage Loans: The aggregate principal balance of the Group IV Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $86,338,566, and (ii) as of the Cut-off Date is expected to be $152,225,303, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of five years and thereafter adjust annually based on the one-year CMT index.

Group V Mortgage Loans: The aggregate principal balance of the Group V Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $28,002,294, and (ii) as of the Cut-off Date is expected to be $52,458,618, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of seven years and thereafter adjust annually based on the one-year LIBOR index.

Group VI Mortgage Loans: The aggregate principal balance of the Group VI Mortgage Loans (i) as of the Sample Pool Calculation Date is approximately $34,568,930, and (ii) as of the Cut-off Date is expected to be $56,373,892, plus or minus ten percent (10%). The interest rates on such Mortgage Loans have an initial fixed rate period of seven years and thereafter adjust annually based on the one-year CMT index.

Wavg Roll Date: With respect to the yield calculations contained in these Computational Materials, the "***Wavg Roll Date***" for the Group I, Group II, Group III, Group IV, Group V and Group VI Mortgage Loans (collectively, the "Mortgage Loans") is assumed to be the Distribution Date in January 2005, December 2004, January 2007, December 2006, December 2008 and December 2008, respectively.

Pricing Prepayment Speed: The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Expense Fee Rate: The ***"Expense Fee Rate"*** is comprised of primary servicing fees, master servicing fees and, to the extent applicable, the trustee fee. The Expense Fee Rate will be equal to (a) with respect to the period prior to the initial interest rate adjustment for the related Mortgage Loans, [0.26]%, [0.28]%, [0.26]%, [0.27]%, [0.26]% and [0.26]%, and (b) thereafter, [0.26]%, [0.28]%, [0.37]%, [0.35]%, [0.38]% and [0.37]%, in each case, with respect to the Group I, II, III, IV, V and VI Mortgage Loans, respectively.

Contributing Component Rate: The ***"Contributing Component Rate"*** for Loan Group III and the Loan Group IV is equal to [0.357660]% and [0.462857]%, respectively.

Net WAC: The ***"Net Wac,"*** with respect to each Loan Group, will be equal to the weighted average gross interest rate on the related Mortgage Loans (after application of any lender-paid mortgage insurance premiums) less (a) the weighted average Expense Fee Rate for such Loan Group and (b) with respect to Loan Group III and Loan Group IV, the applicable Contributing Component Rate.

Class 1-X Certificate Rate: The ***"Class 1-X Certificate Rate"*** for any period will be equal to the sum of (a) the product of the then current aggregate principal balance of the Mortgage Loans in Group III and the Group III Contributing Component Rate and (b) the product of the then current aggregate principal balance of the Mortgage Loans in Group IV and the Group IV Contributing Component Rate, expressed as an annual rate. The Class 1-X Certificate Rate for the February Distribution Date is expected to be [0.4022]%.

Accrued Interest: The price to be paid for the Offered Certificates by investors who elect to settle bonds on the Settlement Date will include accrued interest from the Cut-off Date up to, but not including, the Settlement Date. Investors settling Offered Certificates on alternate dates may pay more or less accrued interest, as applicable.

Interest Accrual Period: The interest accrual period with respect to all the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).

Credit Enhancement: Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially expected to equal approximately [3.00]% total subordination.

Credit enhancement for the Class M Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates, initially expected to equal approximately [1.95]% total subordination.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, and Class B-5 Certificates, initially expected to equal approximately [1.15]% total subordination.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4 and Class B-5 Certificates, initially expected to equal approximately [0.60]% total subordination.

Shifting Interest: Until the first Distribution Date occurring after January 2012, the Subordinate Certificates will be locked out from receipt of any principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance triggers (as described in the prospectus supplement), the Subordinate Certificates will receive their pro-rata share of scheduled principal and increasing portions of unscheduled principal prepayments from each Loan Group. The prepayment percentages on the Subordinate Certificates, per Loan Group, are as follows:

February 2002 – January 2012	0% Pro Rata Share
February 2012 - January 2013	30% Pro Rata Share
February 2013 - January 2014	40% Pro Rata Share
February 2014 - January 2015	60% Pro Rata Share
February 2015 - January 2016	80% Pro Rata Share
February 2016 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement percentage provided by the Subordinate Certificates doubles (from the initial credit enhancement percentage), all principal (scheduled principal and prepayments) will be paid pro-rata between the Senior and Subordinate Certificates (subject to the performance triggers described in the prospectus supplement). However, if the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to the third anniversary of the Cut-off Date (subject to the performance triggers described in the prospectus supplement), the Subordinate Certificates will be entitled to only 50% of their pro-rata share of principal (scheduled principal and prepayments) until the third anniversary of the Cut-off Date.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (i.e., the then current aggregate principal balance of the Group I, Group II, Group III, Group IV, Group V or Group VI Certificates, as applicable, divided by the aggregate principal balance of the mortgage loans in the related Loan Group) exceeds the applicable initial senior percentage (i.e., the aggregate principal balance of the Group I, Group II, Group III, Group IV, Group V or Group VI Certificates, as applicable, as of the Closing Date, divided by the aggregate principal balance of the mortgage loans in the related Loan Group as of the Cut-off Date), the related Senior Certificates will receive all unscheduled prepayments from the related Loan Group, regardless of any prepayment percentages.

Allocation of Losses:

Any realized losses from a Loan Group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance has been reduced to zero; *thereafter*, to the related Senior Certificates until the respective class principal balance has been reduced to zero.

Excess losses from a Loan Group (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to (a) the related Senior Certificates and (b) the related subordinate component.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) To the Senior Certificates, from the related Loan Group (or, with respect to Class 1-X Certificates, from Loan Groups III and IV), accrued and unpaid interest at the related Certificate Interest Rate;
2)
   (a) to the Group I Certificates, principal from the related Loan Group*;
   (b) to the Group II Certificates, principal from the related Loan Group*;
   (c) to the Group III Certificates, principal from the related Loan Group*;
   (d) to the Group IV Certificates, principal from the related Loan Group*;
   (e) to the Group V Certificates, principal from the related Loan Group*;
   (f) to the Group VI Certificates, principal from the related Loan Group*.
3) To the Class M Certificates, accrued and unpaid interest at the related Class M Certificate Interest Rate;
4) To the Class M Certificates, principal;
5) To the Class B-1 Certificates, accrued and unpaid interest at the related Class B-1 Certificate Interest Rate;
6) To the Class B-1 Certificates, principal;
7) To the Class B-2 Certificates, accrued and unpaid interest at the related Class B-2 Certificate Interest Rate;
8) To the Class B-2 Certificates, principal;

9) To the Class B-3, Class B-4 and Class B-5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal; and
10) Residual Certificate, any remaining amount.

* *Under certain delinquency and loss scenarios (as described in the prospectus supplement), principal from an unrelated Loan Group is used to pay the Senior Certificates related to another Loan Group.*

[Yield Tables to Follow]

Yield Tables

Class 1-A-1 to Call

Coupon 5.364%

Prepay Speed	0% CPR	10% CPR	20% CPR	25% CPR	30% CPR	35% CPR	50% CPR
Yield @ 101-04	4.46	4.53	4.55	4.54	4.51	4.46	4.20
WAL (yr)	18.22	6.89	3.67	2.90	2.37	1.97	1.25
MDUR (yr)	11.33	5.26	3.11	2.53	2.11	1.79	1.17
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	4/30	3/19	7/11	8/09	4/08	3/07	5/05

Class 1-A-1 to Maturity

Coupon 5.364%

Prepay Speed	0% CPR	10% CPR	20% CPR	25% CPR	30% CPR	35% CPR	50% CPR
Yield @ 101-04	4.46	4.52	4.54	4.53	4.50	4.45	4.21
WAL (yr)	18.30	7.33	4.03	3.20	2.61	2.18	1.37
MDUR (yr)	11.35	5.43	3.31	2.71	2.27	1.93	1.27
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	12/31	12/31	12/31	12/31	12/31	12/31	12/31

Class 2-A-1 to Call

Coupon 5.351%

Prepay Speed	0% CPR	10% CPR	20% CPR	25% CPR	30% CPR	35% CPR	50% CPR
Yield @ 101-12	4.66	4.64	4.58	4.52	4.45	4.36	3.98
WAL (yr)	18.34	6.91	3.67	2.91	2.37	1.97	1.25
MDUR (yr)	11.23	5.26	3.12	2.54	2.12	1.79	1.17
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	4/30	3/19	7/11	8/09	4/08	3/07	5/05

Class 2-A-1 to Maturity

Coupon 5.351%

Prepay Speed	0% CPR	10% CPR	20% CPR	25% CPR	30% CPR	35% CPR	50% CPR
Yield @ 101-12	4.66	4.64	4.58	4.53	4.46	4.38	4.03
WAL (yr)	18.42	7.35	4.04	3.20	2.62	2.18	1.37
MDUR (yr)	11.25	5.43	3.32	2.72	2.28	1.94	1.27
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	11/31	11/31	11/31	11/31	11/31	11/31	11/31

Class 3-A-1 to Wavg Roll Date

Coupon	5.512%						
Prepay Speed	**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**50% CPR**
Yield @ 100-12	5.39	5.36	5.31	5.28	5.24	5.20	5.04
WAL (yr)	4.81	3.72	2.88	2.53	2.23	1.96	1.34
MDUR (yr)	4.11	3.22	2.53	2.24	1.99	1.76	1.23
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	1/07	1/07	1/07	1/07	1/07	1/07	1/07

Class 3-A-1 to Maturity

Coupon	5.512%						
Prepay Speed	**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**50% CPR**
Yield @ 100-12	4.41	4.75	4.98	5.04	5.08	5.09	5.02
WAL (yr)	18.50	7.39	4.06	3.22	2.63	2.19	1.37
MDUR (yr)	11.28	5.32	3.25	2.67	2.24	1.91	1.25
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	12/31	12/31	12/31	12/31	12/31	12/31	12/31

Class 4-A-1 to Wavg Roll Date

Coupon	5.368%						
Prepay Speed	**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**50% CPR**
Yield @ 100-06	5.30	5.27	5.24	5.22	5.19	5.16	5.06
WAL (yr)	4.73	3.68	2.86	2.52	2.22	1.95	1.33
MDUR (yr)	4.06	3.20	2.52	2.23	1.98	1.76	1.23
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	12/06	12/06	12/06	12/06	12/06	12/06	12/06

Class 4-A-1 to Maturity

Coupon	5.368%						
Prepay Speed	**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**50% CPR**
Yield @ 100-06	4.52	4.79	4.97	5.02	5.06	5.07	5.03
WAL (yr)	18.58	7.40	4.06	3.22	2.62	2.19	1.37
MDUR (yr)	11.31	5.36	3.27	2.68	2.25	1.91	1.25
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	11/31	11/31	11/31	11/31	11/31	11/31	11/31

Class 5-A-1 to Wavg Roll Date

Coupon	6.007%						
Prepay Speed	0% CPR	10% CPR	20% CPR	25% CPR	30% CPR	35% CPR	50% CPR
Yield @ 99-19	6.09	6.10	6.11	6.12	6.13	6.14	6.17
WAL (yr)	6.56	4.64	3.34	2.85	2.44	2.10	1.36
MDUR (yr)	5.24	3.80	2.80	2.42	2.10	1.82	1.23
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	12/08	12/08	12/08	12/08	12/08	12/08	12/08

Class 5-A-1 to Maturity

Coupon	6.007%						
Prepay Speed	0% CPR	10% CPR	20% CPR	25% CPR	30% CPR	35% CPR	50% CPR
Yield @ 99-19	5.13	5.59	5.88	5.97	6.04	6.08	6.16
WAL (yr)	18.61	7.42	4.07	3.22	2.63	2.19	1.37
MDUR (yr)	10.56	5.10	3.16	2.61	2.20	1.87	1.23
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	11/31	11/31	11/31	11/31	11/31	11/31	11/31

Class 6-A-1 to Wavg Roll Date

Coupon	6.165%						
Prepay Speed	0% CPR	10% CPR	20% CPR	25% CPR	30% CPR	35% CPR	50% CPR
Yield @ 100-20	6.05	5.99	5.91	5.86	5.80	5.74	5.49
WAL (yr)	6.57	4.65	3.35	2.85	2.44	2.10	1.37
MDUR (yr)	5.23	3.81	2.82	2.44	2.11	1.84	1.24
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	12/08	12/08	12/08	12/08	12/08	12/08	12/08

Class 6-A-1 to Maturity

Coupon	6.165%						
Prepay Speed	0% CPR	10% CPR	20% CPR	25% CPR	30% CPR	35% CPR	50% CPR
Yield @ 100-20	5.28	5.60	5.74	5.75	5.74	5.70	5.49
WAL (yr)	18.76	7.45	4.08	3.23	2.63	2.19	1.38
MDUR (yr)	10.50	5.13	3.19	2.63	2.22	1.89	1.25
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	11/31	11/31	11/31	11/31	11/31	11/31	11/31

Class 1-X to Call

Coupon	0.402%						
Prepay Speed	**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**50% CPR**
Yield @ 00-30	44.06	31.78	17.98	10.02	1.25	-8.65	-42.37
WAL (yr)	18.54	7.09	3.77	2.99	2.44	2.03	1.29
MDUR (yr)	1.97	2.06	2.06	2.02	1.98	1.93	1.86
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	4/30	3/19	7/11	8/09	4/08	3/07	5/05

Class 1-X to Maturity

Coupon	0.402%						
Prepay Speed	**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**50% CPR**
Yield @ 00-30	44.06	31.80	18.83	12.03	5.00	-2.29	-26.08
WAL (yr)	18.62	7.55	4.15	3.30	2.70	2.26	1.43
MDUR (yr)	1.97	2.07	2.17	2.24	2.31	2.38	2.67
First Prin Pay	2/02	2/02	2/02	2/02	2/02	2/02	2/02
Last Prin Pay	12/31	12/31	12/31	12/31	12/31	12/31	12/31

Class M to Call

Coupon	5.539%						
Prepay Speed	**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**50% CPR**
Yield @ 96-24	4.86	5.24	5.83	6.05	6.24	6.43	6.88
WAL (yr)	21.36	11.59	6.28	5.20	4.44	3.82	2.58
MDUR (yr)	12.49	8.18	5.03	4.30	3.76	3.29	2.30
First Prin Pay	2/12	11/07	2/05	6/04	1/04	9/03	2/03
Last Prin Pay	4/30	3/19	7/11	8/09	4/08	3/07	5/05

Class M to Maturity

Coupon	5.539%						
Prepay Speed	**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**50% CPR**
Yield @ 96-24	4.86	5.20	5.71	5.89	6.05	6.20	6.60
WAL (yr)	21.46	12.51	7.05	5.90	5.08	4.43	3.15
MDUR (yr)	12.51	8.48	5.37	4.65	4.12	3.67	2.71
First Prin Pay	2/12	11/07	2/05	6/04	1/04	9/03	2/03
Last Prin Pay	12/31	12/31	12/31	12/31	12/31	12/31	12/31

Class B1 to Call

Coupon	5.539%						
Prepay Speed	**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**50% CPR**
Yield @ 95-16	4.97	5.40	6.09	6.35	6.58	6.82	7.45
WAL (yr)	21.36	11.59	6.28	5.20	4.44	3.82	2.58
MDUR (yr)	12.41	8.14	5.00	4.28	3.74	3.28	2.29
First Prin Pay	2/12	11/07	2/05	6/04	1/04	9/03	2/03
Last Prin Pay	4/30	3/19	7/11	8/09	4/08	3/07	5/05

Class B1 to Maturity

Coupon	5.539%						
Prepay Speed	**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**50% CPR**
Yield @ 95-16	4.96	5.35	5.95	6.17	6.37	6.55	7.08
WAL (yr)	21.46	12.51	7.05	5.90	5.08	4.43	3.15
MDUR (yr)	12.43	8.43	5.34	4.63	4.09	3.65	2.70
First Prin Pay	2/12	11/07	2/05	6/04	1/04	9/03	2/03
Last Prin Pay	12/31	12/31	12/31	12/31	12/31	12/31	12/31

Class B2 to Call

Coupon	5.539%						
Prepay Speed	**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**50% CPR**
Yield @ 93-16	5.14	5.66	6.51	6.84	7.15	7.47	8.37
WAL (yr)	21.36	11.59	6.28	5.20	4.44	3.82	2.58
MDUR (yr)	12.29	8.08	4.97	4.25	3.72	3.25	2.28
First Prin Pay	2/12	11/07	2/05	6/04	1/04	9/03	2/03
Last Prin Pay	4/30	3/19	7/11	8/09	4/08	3/07	5/05

Class B2 to Maturity

Coupon	5.539%						
Prepay Speed	**0% CPR**	**10% CPR**	**20% CPR**	**25% CPR**	**30% CPR**	**35% CPR**	**50% CPR**
Yield @ 93-16	5.14	5.60	6.35	6.63	6.88	7.14	7.87
WAL (yr)	21.46	12.51	7.05	5.90	5.08	4.43	3.15
MDUR (yr)	12.31	8.35	5.29	4.58	4.05	3.61	2.67
First Prin Pay	2/12	11/07	2/05	6/04	1/04	9/03	2/03
Last Prin Pay	12/31	12/31	12/31	12/31	12/31	12/31	12/31

[Collateral Tables to Follow]

Loan Groups I-VI (Consolidated)

		Range		
Total Number of Loans	904			
Total Outstanding Loan Balance	$394,748,310			
Average Loan Balance	$436,668	$148,825	to	$2,495,010
WA Mortgage Rate	5.996%	4.250%	to	7.125%
ARM Characteristics				
WA Gross Margin	2.512%	1.470%	to	2.750%
WA Months to First Roll	55	33	to	83
WA First Periodic Cap	4.059%	2.000%	to	5.000%
WA Subsequent Periodic Cap	2.000%	2.000%	to	2.000%
WA Lifetime Cap	11.285%	9.750%	to	13.125%
WA Lifetime Floor	2.516%	1.470%	to	3.375%
WA Original Term (months)	360	180	to	360
WA Remaining Term (months)	358	179	to	360
WA Age (months)	2	0	to	7
WA LTV	66.67%			
WA FICO	729			

Top 5 States:	Prop Types:	Doc Types:	Purpose Codes	Occ Codes
CA: 39.09%	SFD: 67.72%	FULL/ALT: 97.81%	REFI: 56.54%	OOC: 97.26%
IL: 8.08%	PUD: 27.47%	REDUCED: 2.19%	RFCO: 24.51%	2ND: 2.74%
CO: 7.32%	CONDO: 4.14%		PURCH: 18.95%	
WA: 4.36%	2 FAM: 0.41%			
AZ: 4.04%	HI CONDO: 0.25%			

Loan Groups I-VI (Consolidated)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3/1 LIBOR	159	$71,363,596	18.08
3/1 CMT	97	$41,828,246	10.60
5/1 LIBOR	302	$132,646,678	33.60
5/1 CMT	200	$86,338,566	21.87
7/1 LIBOR	65	$28,002,294	7.09
7/1 CMT	81	$34,568,930	8.76
	904	$394,748,310	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$100,000.01 to $150,000	1	$148,825	0.04
$150,000.01 to $200,000	3	$528,495	0.13
$200,000.01 to $250,000	5	$1,150,163	0.29
$250,000.01 to $300,000	54	$15,669,887	3.97
$300,000.01 to $350,000	183	$59,895,946	15.17
$350,000.01 to $400,000	185	$69,895,395	17.71
$400,000.01 to $450,000	151	$64,139,456	16.25
$450,000.01 to $500,000	131	$62,653,084	15.87
$500,000.01 to $550,000	54	$28,497,896	7.22
$550,000.01 to $600,000	48	$27,716,037	7.02
$600,000.01 to $650,000	63	$40,116,705	10.16
$650,000.01 to $700,000	9	$6,172,974	1.56
$700,000.01 to $750,000	1	$716,199	0.18
$750,000.01 to $1,000,000	13	$11,693,332	2.96
$1,500,000.01 to $2,000,000	2	$3,258,906	0.83
$2,000,001 or Greater	1	$2,495,010	0.63
	904	$394,748,310	100.00

Loan Groups I-VI (Consolidated)

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.250	2	$1,246,616	0.32
4.375	3	$1,046,304	0.27
4.500	1	$371,510	0.09
4.750	13	$6,437,899	1.63
4.875	4	$1,916,168	0.49
5.000	11	$5,108,257	1.29
5.125	18	$7,549,918	1.91
5.250	15	$6,384,178	1.62
5.375	31	$14,577,962	3.69
5.500	51	$21,029,351	5.33
5.625	41	$17,374,521	4.40
5.750	73	$32,087,457	8.13
5.875	106	$46,555,443	11.79
6.000	123	$56,823,195	14.39
6.125	94	$42,108,114	10.67
6.250	81	$33,298,068	8.44
6.375	69	$29,088,203	7.37
6.500	71	$31,119,384	7.88
6.625	44	$18,853,618	4.78
6.750	32	$13,786,379	3.49
6.875	17	$6,428,893	1.63
7.000	3	$1,164,820	0.30
7.125	1	$392,052	0.10
	904	$394,748,310	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
121 - 180	1	$346,200	0.09
181 - 300	1	$420,129	0.11
301 - 360	902	$393,981,982	99.81
	904	$394,748,310	100.00

Loan Groups I-VI (Consolidated)

Range of Loan-to-Value Ratios

Range of LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.01-50.00	109	$55,469,394	14.05
50.01-55.00	39	$16,894,728	4.28
55.01-60.00	80	$35,665,753	9.04
60.01-65.00	89	$38,601,321	9.78
65.01-70.00	115	$50,925,568	12.90
70.01-75.00	134	$59,440,813	15.06
75.01-80.00	315	$129,828,905	32.89
80.01-85.00	5	$1,909,967	0.48
85.01-90.00	9	$2,891,560	0.73
90.01-95.00	9	$3,120,302	0.79
	904	$394,748,310	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	1	$359,633	0.09
AZ	37	$15,966,044	4.04
CA	344	$154,319,087	39.09
CO	68	$28,876,626	7.32
CT	15	$6,626,763	1.68
DC	11	$4,523,227	1.15
FL	6	$2,217,460	0.56
GA	31	$12,950,253	3.28
HI	2	$1,178,351	0.30
IL	74	$31,890,841	8.08
IN	9	$4,359,658	1.10
KS	1	$334,331	0.08
KY	2	$816,581	0.21
LA	2	$636,815	0.16
MD	22	$9,020,687	2.29
MA	25	$12,032,498	3.05
MI	26	$11,263,148	2.85
MN	5	$2,055,681	0.52
MS	1	$301,553	0.08
MO	7	$3,645,917	0.92

Loan Groups I-VI (Consolidated)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
NV	8	$2,944,897	0.75
NJ	13	$5,325,408	1.35
NM	6	$2,855,392	0.72
NY	7	$2,964,395	0.75
NC	17	$6,684,129	1.69
OH	23	$9,544,880	2.42
OR	9	$4,293,792	1.09
PA	6	$2,390,661	0.61
RI	1	$396,728	0.10
SC	3	$1,302,113	0.33
TN	3	$1,160,356	0.29
TX	35	$15,329,113	3.88
UT	8	$3,316,832	0.84
VA	26	$11,234,195	2.85
WA	41	$17,214,059	4.36
WI	5	$2,136,219	0.54
WY	4	$2,279,982	0.58
	904	$394,748,310	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	610	$267,334,980	67.72
PUD	247	$108,450,156	27.47
CONDO	41	$16,359,851	4.14
2 FAM	3	$1,626,901	0.41
HI CONDO	3	$976,423	0.25
	904	$394,748,310	100.00

Loan Groups I-VI (Consolidated)

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
REFI	497	$223,186,614	56.54
RFCO	226	$96,751,589	24.51
PURCH	181	$74,810,107	18.95
	904	$394,748,310	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2ND HM	25	$10,834,254	2.74
OOC	879	$383,914,056	97.26
	904	$394,748,310	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL/ALT	883	$386,121,523	97.81
REDUCED	21	$8,626,787	2.19
	904	$394,748,310	100.00

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	3	$977,473	0.25
2.001 - 3.000	901	$393,770,837	99.75
	904	$394,748,310	100.00

Loan Groups I-VI (Consolidated)

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10/04	55	$24,221,697	6.14
11/04	22	$10,247,832	2.60
12/04	176	$77,434,314	19.62
01/05	3	$1,288,000	0.33
06/06	1	$347,943	0.09
09/06	3	$1,008,945	0.26
10/06	94	$39,041,990	9.89
11/06	87	$39,991,100	10.13
12/06	308	$134,648,292	34.11
01/07	9	$3,946,975	1.00
09/08	5	$2,175,344	0.55
10/08	54	$23,173,762	5.87
11/08	52	$22,231,543	5.63
12/08	35	$14,990,575	3.80
	904	$394,748,310	100.00

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
32 - 37	256	$113,191,843	28.67
50 - 55	1	$347,943	0.09
56 - 61	501	$218,637,301	55.39
80 - 85	146	$62,571,223	15.85
	904	$394,748,310	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
9.001 - 10.000	2	$963,786	0.24
10.001 - 11.000	308	$136,454,051	34.57

Loan Groups I-VI (Consolidated)

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
11.001 - 12.000	550	$239,538,638	60.68
12.001 - 13.000	43	$17,399,783	4.41
13.001 - 14.000	1	$392,052	0.10
	904	$394,748,310	100.00

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	280	$123,788,613	31.36
5.000	624	$270,959,697	68.64
	904	$394,748,310	100.00

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	904	$394,748,310	100.00
	904	$394,748,310	100.00

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	904	$394,748,310	100.00
	904	$394,748,310	100.00

Loan Group I (3/1 Hybrid LIBOR)

		Range		
Total Number of Loans	159			
Total Outstanding Loan Balance	$71,363,596			
Average Loan Balance	$448,828	$194,787	to	$998,980
WA Mortgage Rate	5.617%	4.250%	to	7.125%
ARM Characteristics				
WA Gross Margin	2.260%	1.975%	to	2.750%
WA Months to First Roll	35	33	to	36
WA First Periodic Cap	2.000%	2.000%	to	2.000%
WA Subsequent Periodic Cap	2.000%	2.000%	to	2.000%
WA Lifetime Cap	11.617%	10.250%	to	13.125%
WA Lifetime Floor	2.276%	2.250%	to	3.375%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	359	357	to	360
WA Age (months)	1	0	to	3
WA LTV	67.41%			
WA FICO	729			

Top 5 States:	Prop Types:	Doc Types:	Purpose Codes	Occ Codes
CA: 32.18%	SFD: 67.63%	FULL/ALT: 97.93%	REFI: 58.31%	OOC: 96.87%
IL: 12.06%	PUD: 29.14%	REDUCED: 2.07%	PURCH: 21.77%	2ND: 3.13%
CO: 8.37%	CONDO: 3.23%		RFCO: 19.92%	
AZ: 7.06%				
GA: 3.85%				

Loan Group I (3/1 Hybrid LIBOR)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3/1 LIBOR	159	$71,363,596	100.00
	159	$71,363,596	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$150,000.01 to $200,000	1	$194,787	0.27
$200,000.01 to $250,000	2	$469,428	0.66
$250,000.01 to $300,000	11	$3,158,132	4.43
$300,000.01 to $350,000	22	$7,236,007	10.14
$350,000.01 to $400,000	30	$11,356,701	15.91
$400,000.01 to $450,000	27	$11,438,634	16.03
$450,000.01 to $500,000	25	$11,950,787	16.75
$500,000.01 to $550,000	9	$4,720,652	6.61
$550,000.01 to $600,000	12	$6,930,630	9.71
$600,000.01 to $650,000	15	$9,645,474	13.52
$650,000.01 to $700,000	1	$699,233	0.98
$700,000.01 to $750,000	1	$716,199	1.00
$750,000.01 to $1,000,000	3	$2,846,933	3.99
	159	$71,363,596	100.00

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.250	2	$1,246,616	1.75
4.375	3	$1,046,304	1.47
4.500	1	$371,510	0.52
4.750	11	$5,474,113	7.67
4.875	4	$1,916,168	2.69
5.000	7	$3,345,902	4.69
5.125	4	$1,652,496	2.32
5.250	6	$3,008,345	4.22
5.375	10	$4,565,906	6.40

Loan Group I (3/1 Hybrid LIBOR)

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.500	21	$8,978,665	12.58
5.625	8	$3,305,313	4.63
5.750	15	$7,179,315	10.06
5.875	28	$13,042,966	18.28
6.000	10	$4,473,392	6.27
6.125	9	$3,447,216	4.83
6.250	3	$1,182,230	1.66
6.375	2	$784,273	1.10
6.500	9	$4,136,117	5.80
6.875	4	$1,536,156	2.15
7.000	1	$278,541	0.39
7.125	1	$392,052	0.55
	159	$71,363,596	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	159	$71,363,596	100.00
	159	$71,363,596	100.00

Range of Loan-to-Value Ratios

Range of LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.01-50.00	19	$10,007,846	14.02
50.01-55.00	2	$1,006,759	1.41
55.01-60.00	16	$7,298,385	10.23
60.01-65.00	14	$5,437,825	7.62
65.01-70.00	22	$9,608,928	13.46
70.01-75.00	29	$14,032,264	19.66
75.01-80.00	53	$22,546,072	31.59
85.01-90.00	3	$1,056,231	1.48

Loan Group I (3/1 Hybrid LIBOR)

Range of Loan-to-Value Ratios

Range of LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
90.01-95.00	1	$369,287	0.52
	159	$71,363,596	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AZ	10	$5,039,185	7.06
CA	52	$22,962,711	32.18
CO	14	$5,972,321	8.37
CT	2	$1,000,046	1.40
FL	1	$284,223	0.40
GA	7	$2,747,978	3.85
HI	1	$578,949	0.81
IL	20	$8,607,295	12.06
IN	3	$1,899,886	2.66
LA	1	$288,053	0.40
MD	1	$362,240	0.51
MA	1	$597,511	0.84
MI	6	$2,729,742	3.83
MN	1	$408,009	0.57
MO	4	$2,033,611	2.85
NV	3	$1,281,798	1.80
NJ	1	$359,606	0.50
NM	2	$802,594	1.12
NC	5	$2,334,092	3.27
OH	3	$1,268,642	1.78
OR	4	$2,097,664	2.94
PA	1	$415,000	0.58
TX	6	$2,720,052	3.81
UT	1	$419,141	0.59
VA	2	$1,088,750	1.53
WA	6	$2,532,525	3.55
WI	1	$531,970	0.75
	159	$71,363,596	100.00

Loan Group I (3/1 Hybrid LIBOR)

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	108	$48,265,544	67.63
PUD	45	$20,796,265	29.14
CONDO	6	$2,301,787	3.23
	159	$71,363,596	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
REFI	90	$41,611,795	58.31
PURCH	35	$15,535,683	21.77
RFCO	34	$14,216,119	19.92
	159	$71,363,596	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2ND HM	5	$2,236,951	3.13
OOC	154	$69,126,645	96.87
	159	$71,363,596	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL/ALT	155	$69,888,214	97.93
REDUCED	4	$1,475,382	2.07
	159	$71,363,596	100.00

Loan Group I (3/1 Hybrid LIBOR)

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	1	$369,287	0.52
2.001 - 3.000	158	$70,994,310	99.48
	159	$71,363,596	100.00

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10/04	13	$5,428,935	7.61
11/04	18	$8,309,605	11.64
12/04	125	$56,337,056	78.94
01/05	3	$1,288,000	1.80
	159	$71,363,596	100.00

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
32 - 37	159	$71,363,596	100.00
	159	$71,363,596	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.001 - 11.000	28	$13,400,613	18.78
11.001 - 12.000	102	$46,206,398	64.75
12.001 - 13.000	28	$11,364,533	15.92
13.001 - 14.000	1	$392,052	0.55
	159	$71,363,596	100.00

Loan Group I (3/1 Hybrid LIBOR)

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	159	$71,363,596	100.00
	159	$71,363,596	100.00

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	159	$71,363,596	100.00
	159	$71,363,596	100.00

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	159	$71,363,596	100.00
	159	$71,363,596	100.00

Loan Group II (3/1 Hybrid CMT)

		Range		
Total Number of Loans	97			
Total Outstanding Loan Balance	$41,828,246			
Average Loan Balance	$431,219	$148,825	to	$899,015
WA Mortgage Rate	5.636%	5.000%	to	6.500%
ARM Characteristics				
WA Gross Margin	2.745%	2.250%	to	2.750%
WA Months to First Roll	34	33	to	35
WA First Periodic Cap	2.000%	2.000%	to	2.000%
WA Subsequent Periodic Cap	2.000%	2.000%	to	2.000%
WA Lifetime Cap	11.636%	11.000%	to	12.500%
WA Lifetime Floor	2.745%	2.250%	to	2.750%
WA Original Term (months)	359	180	to	360
WA Remaining Term (months)	357	179	to	359
WA Age (months)	2	1	to	3
WA LTV	64.70%			
WA FICO	721			

Top 5 States:	Prop Types:	Doc Types:	Purpose Codes	Occ Codes
CA: 25.72%	SFD: 80.28%	FULL/ALT: 98.02%	REFI: 64.20%	OOC: 95.79%
IL: 19.00%	PUD: 16.73%	REDUCED: 1.98%	RFCO: 24.05%	2ND: 4.21%
MI: 9.52%	CONDO: 1.60%		PURCH: 11.75%	
MA: 7.03%	2 FAM: 1.39%			
TX: 6.44%				

Loan Group II (3/1 Hybrid CMT)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
3/1 CMT	97	$41,828,246	100.00
	97	$41,828,246	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$100,000.01 to $150,000	1	$148,825	0.36
$150,000.01 to $200,000	1	$174,200	0.42
$200,000.01 to $250,000	2	$474,970	1.14
$250,000.01 to $300,000	4	$1,160,622	2.77
$300,000.01 to $350,000	17	$5,650,091	13.51
$350,000.01 to $400,000	17	$6,394,346	15.29
$400,000.01 to $450,000	21	$8,890,426	21.25
$450,000.01 to $500,000	11	$5,187,839	12.40
$500,000.01 to $550,000	7	$3,700,882	8.85
$550,000.01 to $600,000	6	$3,460,960	8.27
$600,000.01 to $650,000	9	$5,686,071	13.59
$750,000.01 to $1,000,000	1	$899,015	2.15
	97	$41,828,246	100.00

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000	4	$1,762,355	4.21
5.125	10	$3,626,491	8.67
5.250	7	$2,476,865	5.92
5.375	10	$4,856,756	11.61
5.500	12	$5,429,913	12.98
5.625	11	$4,952,277	11.84
5.750	15	$6,354,680	15.19
5.875	7	$3,573,600	8.54
6.000	8	$3,613,961	8.64
6.125	4	$1,851,864	4.43

Loan Group II (3/1 Hybrid CMT)

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.250	7	$2,586,663	6.18
6.375	1	$353,173	0.84
6.500	1	$389,647	0.93
	97	$41,828,246	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
121 - 180	1	$346,200	0.83
301 - 360	96	$41,482,046	99.17
	97	$41,828,246	100.00

Range of Loan-to-Value Ratios

Range of LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.01-50.00	16	$7,098,034	16.97
50.01-55.00	7	$3,448,342	8.24
55.01-60.00	8	$3,974,624	9.50
60.01-65.00	10	$4,116,921	9.84
65.01-70.00	9	$4,198,372	10.04
70.01-75.00	10	$4,061,761	9.71
75.01-80.00	33	$13,743,103	32.86
80.01-85.00	3	$958,247	2.29
85.01-90.00	1	$228,843	0.55
	97	$41,828,246	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AZ	5	$1,843,309	4.41

Loan Group II (3/1 Hybrid CMT)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
CA	25	$10,758,125	25.72
CO	4	$1,700,477	4.07
CT	4	$1,623,831	3.88
IL	18	$7,946,331	19.00
IN	2	$735,247	1.76
LA	1	$348,762	0.83
MA	6	$2,939,664	7.03
MI	9	$3,983,903	9.52
MO	1	$459,542	1.10
NJ	1	$348,949	0.83
OH	3	$1,168,976	2.79
OR	2	$1,066,285	2.55
SC	1	$573,190	1.37
TX	6	$2,694,391	6.44
UT	2	$788,233	1.88
VA	1	$174,200	0.42
WA	6	$2,674,832	6.39
	97	$41,828,246	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	78	$33,579,390	80.28
PUD	16	$6,998,671	16.73
CONDO	2	$670,749	1.60
2 FAM	1	$579,436	1.39
	97	$41,828,246	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
REFI	60	$26,852,715	64.20
RFCO	24	$10,058,635	24.05

Loan Group II (3/1 Hybrid CMT)

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
PURCH	13	$4,916,897	11.75
	97	$41,828,246	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2ND HM	4	$1,759,910	4.21
OOC	93	$40,068,337	95.79
	97	$41,828,246	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL/ALT	94	$41,000,104	98.02
REDUCED	3	$828,142	1.98
	97	$41,828,246	100.00

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	97	$41,828,246	100.00
	97	$41,828,246	100.00

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10/04	42	$18,792,761	44.93
11/04	4	$1,938,227	4.63

Loan Group II (3/1 Hybrid CMT)

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
12/04	51	$21,097,258	50.44
	97	$41,828,246	100.00

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
32 - 37	97	$41,828,246	100.00
	97	$41,828,246	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.001 - 11.000	4	$1,762,355	4.21
11.001 - 12.000	80	$34,884,544	83.40
12.001 - 13.000	13	$5,181,347	12.39
	97	$41,828,246	100.00

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	97	$41,828,246	100.00
	97	$41,828,246	100.00

Loan Group II (3/1 Hybrid CMT)

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	97	$41,828,246	100.00
	97	$41,828,246	100.00

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	97	$41,828,246	100.00
	97	$41,828,246	100.00

Loan Group III (5/1 Hybrid LIBOR)

		Range		
Total Number of Loans	302			
Total Outstanding Loan Balance	$132,646,678			
Average Loan Balance	$439,227	$281,719	to	$1,746,560
WA Mortgage Rate	6.073%	4.750%	to	7.000%
ARM Characteristics				
WA Gross Margin	2.415%	1.470%	to	2.750%
WA Months to First Roll	59	56	to	60
WA First Periodic Cap	4.767%	2.000%	to	5.000%
WA Subsequent Periodic Cap	2.000%	2.000%	to	2.000%
WA Lifetime Cap	11.080%	9.750%	to	12.875%
WA Lifetime Floor	2.417%	1.470%	to	2.750%
WA Original Term (months)	360	240	to	360
WA Remaining Term (months)	358	239	to	360
WA Age (months)	1	0	to	4
WA LTV	66.49%			
WA FICO	727			

Top 5 States:	Prop Types:	Doc Types:	Purpose Codes	Occ Codes
CA: 56.90%	SFD: 67.54%	FULL/ALT: 96.84%	REFI: 61.06%	OOC: 97.61%
CO: 6.36%	PUD: 29.04%	REDUCED: 3.16%	RFCO: 23.86%	2ND: 2.39%
IL: 4.30%	CONDO: 3.16%		PURCH: 15.08%	
GA: 3.13%	HI CONDO: 0.26%			
TX: 2.90%				

Loan Group III (5/1 Hybrid LIBOR)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5/1 LIBOR	302	$132,646,678	100.00
	302	$132,646,678	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$250,000.01 to $300,000	16	$4,700,809	3.54
$300,000.01 to $350,000	68	$22,092,294	16.65
$350,000.01 to $400,000	57	$21,635,816	16.31
$400,000.01 to $450,000	54	$22,970,907	17.32
$450,000.01 to $500,000	46	$22,002,295	16.59
$500,000.01 to $550,000	19	$10,081,802	7.60
$550,000.01 to $600,000	14	$8,104,242	6.11
$600,000.01 to $650,000	20	$12,698,640	9.57
$650,000.01 to $700,000	2	$1,349,960	1.02
$750,000.01 to $1,000,000	4	$3,751,007	2.83
$1,500,000.01 to $2,000,000	2	$3,258,906	2.46
	302	$132,646,678	100.00

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
4.750	2	$963,786	0.73
5.125	3	$1,771,518	1.34
5.250	2	$898,968	0.68
5.375	8	$3,436,064	2.59
5.500	11	$3,961,793	2.99
5.625	12	$5,320,743	4.01
5.750	19	$8,740,505	6.59
5.875	35	$14,918,495	11.25
6.000	54	$24,140,139	18.20
6.125	43	$20,551,585	15.49
6.250	43	$18,212,049	13.73
6.375	29	$12,104,872	9.13

Loan Group III (5/1 Hybrid LIBOR)

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.500	16	$6,645,928	5.01
6.625	7	$3,502,090	2.64
6.750	9	$3,930,904	2.96
6.875	7	$2,660,961	2.01
7.000	2	$886,279	0.67
	302	$132,646,678	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
181 - 300	1	$420,129	0.32
301 - 360	301	$132,226,550	99.68
	302	$132,646,678	100.00

Range of Loan-to-Value Ratios

Range of LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.01-50.00	37	$20,327,921	15.32
50.01-55.00	11	$4,788,099	3.61
55.01-60.00	29	$11,046,944	8.33
60.01-65.00	29	$13,098,498	9.87
65.01-70.00	33	$15,087,341	11.37
70.01-75.00	51	$22,677,546	17.10
75.01-80.00	104	$42,747,943	32.23
80.01-85.00	1	$467,077	0.35
85.01-90.00	4	$1,321,093	1.00
90.01-95.00	3	$1,084,215	0.82
	302	$132,646,678	100.00

Loan Group III (5/1 Hybrid LIBOR)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AL	1	$359,633	0.27
AZ	7	$2,673,984	2.02
CA	164	$75,482,453	56.90
CO	22	$8,433,320	6.36
CT	4	$1,759,730	1.33
DC	2	$805,773	0.61
FL	3	$1,079,766	0.81
GA	11	$4,155,512	3.13
HI	1	$599,403	0.45
IL	13	$5,708,790	4.30
IN	2	$1,068,932	0.81
KY	2	$816,581	0.62
MD	4	$1,718,999	1.30
MA	7	$3,252,783	2.45
MI	4	$1,541,238	1.16
MN	1	$365,462	0.28
MS	1	$301,553	0.23
NV	3	$1,117,669	0.84
NJ	4	$1,712,141	1.29
NM	1	$537,425	0.41
NY	3	$1,157,851	0.87
NC	4	$1,402,455	1.06
OH	5	$2,042,932	1.54
PA	2	$838,171	0.63
RI	1	$396,728	0.30
SC	1	$379,263	0.29
TX	9	$3,851,358	2.90
UT	2	$1,115,546	0.84
VA	5	$2,272,166	1.71
WA	10	$3,821,351	2.88
WY	3	$1,877,713	1.42
	302	$132,646,678	100.00

Loan Group III (5/1 Hybrid LIBOR)

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	202	$89,593,599	67.54
PUD	88	$38,521,700	29.04
CONDO	11	$4,186,107	3.16
HI CONDO	1	$345,272	0.26
	302	$132,646,678	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
REFI	177	$80,995,226	61.06
RFCO	76	$31,649,285	23.86
PURCH	49	$20,002,167	15.08
	302	$132,646,678	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2ND HM	7	$3,167,616	2.39
OOC	295	$129,479,063	97.61
	302	$132,646,678	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL/ALT	293	$128,455,431	96.84
REDUCED	9	$4,191,247	3.16
	302	$132,646,678	100.00

Loan Group III (5/1 Hybrid LIBOR)

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
1.001 - 2.000	2	$608,186	0.46
2.001 - 3.000	300	$132,038,492	99.54
	302	$132,646,678	100.00

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
09/06	1	$304,830	0.23
10/06	15	$6,112,076	4.61
11/06	33	$14,939,459	11.26
12/06	244	$107,343,340	80.92
01/07	9	$3,946,975	2.98
	302	$132,646,678	100.00

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
56 - 61	302	$132,646,678	100.00
	302	$132,646,678	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
9.001 - 10.000	2	$963,786	0.73
10.001 - 11.000	144	$63,188,224	47.64
11.001 - 12.000	154	$67,640,766	50.99
12.001 - 13.000	2	$853,903	0.64
	302	$132,646,678	100.00

Loan Group III (5/1 Hybrid LIBOR)

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	23	$10,282,084	7.75
5.000	279	$122,364,594	92.25
	302	$132,646,678	100.00

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	302	$132,646,678	100.00
	302	$132,646,678	100.00

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	302	$132,646,678	100.00
	302	$132,646,678	100.00

Loan Group IV (5/1 Hybrid CMT)

		Range		
Total Number of Loans	200			
Total Outstanding Loan Balance	$86,338,566			
Average Loan Balance	$431,693	$159,508	to	$2,495,010
WA Mortgage Rate	6.069%	5.375%	to	6.875%
ARM Characteristics				
WA Gross Margin	2.749%	2.250%	to	2.750%
WA Months to First Roll	58	53	to	59
WA First Periodic Cap	5.000%	5.000%	to	5.000%
WA Subsequent Periodic Cap	2.000%	2.000%	to	2.000%
WA Lifetime Cap	11.069%	10.375%	to	11.875%
WA Lifetime Floor	2.749%	2.250%	to	2.750%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	358	353	to	359
WA Age (months)	2	1	to	7
WA LTV	66.72%			
WA FICO	733			

Top 5 States:	Prop Types:	Doc Types:	Purpose Codes	Occ Codes
CA: 31.62%	SFD: 61.54%	FULL/ALT: 98.42%	REFI: 54.55%	OOC: 97.29%
CO: 11.19%	PUD: 28.61%	REDUCED: 1.58%	RFCO: 24.61%	2ND: 2.71%
IL: 7.72%	CONDO: 7.91%		PURCH: 20.84%	
VA: 7.23%	2 FAM: 1.21%			
AZ: 4.97%	HI CONDO: 0.73%			

Loan Group IV (5/1 Hybrid CMT)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5/1 CMT	200	$86,338,566	100.00
	200	$86,338,566	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$150,000.01 to $200,000	1	$159,508	0.18
$200,000.01 to $250,000	1	$205,766	0.24
$250,000.01 to $300,000	18	$5,203,177	6.03
$300,000.01 to $350,000	44	$14,448,844	16.74
$350,000.01 to $400,000	48	$18,191,423	21.07
$400,000.01 to $450,000	26	$11,091,923	12.85
$450,000.01 to $500,000	21	$10,051,518	11.64
$500,000.01 to $550,000	13	$6,867,289	7.95
$550,000.01 to $600,000	10	$5,766,833	6.68
$600,000.01 to $650,000	8	$5,155,634	5.97
$650,000.01 to $700,000	6	$4,123,781	4.78
$750,000.01 to $1,000,000	3	$2,577,861	2.99
$2,000,001 or Greater	1	$2,495,010	2.89
	200	$86,338,566	100.00

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.375	2	$920,132	1.07
5.500	4	$1,437,768	1.67
5.625	10	$3,796,188	4.40
5.750	22	$8,838,927	10.24
5.875	32	$12,955,390	15.01
6.000	39	$19,494,517	22.58
6.125	33	$14,348,836	16.62
6.250	17	$7,068,404	8.19
6.375	15	$6,391,276	7.40
6.500	13	$5,807,523	6.73

Loan Group IV (5/1 Hybrid CMT)

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.625	8	$3,427,204	3.97
6.750	3	$967,102	1.12
6.875	2	$885,299	1.03
	200	$86,338,566	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	200	$86,338,566	100.00
	200	$86,338,566	100.00

Range of Loan-to-Value Ratios

Range of LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.01-50.00	21	$10,432,234	12.08
50.01-55.00	11	$4,185,198	4.85
55.01-60.00	18	$9,336,780	10.81
60.01-65.00	21	$9,257,711	10.72
65.01-70.00	25	$10,716,974	12.41
70.01-75.00	23	$10,236,100	11.86
75.01-80.00	75	$30,109,113	34.87
80.01-85.00	1	$484,642	0.56
85.01-90.00	1	$285,393	0.33
90.01-95.00	4	$1,294,421	1.50
	200	$86,338,566	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AZ	11	$4,294,076	4.97
CA	59	$27,300,393	31.62
CO	21	$9,658,948	11.19

Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.

Loan Group IV (5/1 Hybrid CMT)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
CT	2	$807,627	0.94
DC	6	$2,619,122	3.03
FL	1	$299,429	0.35
GA	8	$3,306,941	3.83
IL	16	$6,662,428	7.72
IN	1	$373,847	0.43
KS	1	$334,331	0.39
MD	7	$2,741,392	3.18
MA	5	$2,453,717	2.84
MI	3	$1,400,613	1.62
MN	3	$1,282,211	1.49
MO	1	$653,693	0.76
NV	2	$545,430	0.63
NJ	1	$565,437	0.65
NM	2	$1,167,688	1.35
NC	5	$1,689,562	1.96
OH	10	$4,099,893	4.75
OR	2	$711,016	0.82
PA	1	$390,719	0.45
TN	1	$308,558	0.36
TX	8	$3,362,762	3.89
UT	3	$993,912	1.15
VA	15	$6,243,687	7.23
WA	3	$1,236,517	1.43
WI	2	$834,619	0.97
	200	$86,338,566	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	124	$53,130,096	61.54
PUD	56	$24,701,736	28.61
CONDO	16	$6,828,118	7.91
2 FAM	2	$1,047,465	1.21
HI CONDO	2	$631,151	0.73
	200	$86,338,566	100.00

Loan Group IV (5/1 Hybrid CMT)

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
REFI	108	$47,096,510	54.55
RFCO	47	$21,248,604	24.61
PURCH	45	$17,993,452	20.84
	200	$86,338,566	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2ND HM	6	$2,342,435	2.71
OOC	194	$83,996,131	97.29
	200	$86,338,566	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL/ALT	197	$84,973,409	98.42
REDUCED	3	$1,365,157	1.58
	200	$86,338,566	100.00

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	200	$86,338,566	100.00
	200	$86,338,566	100.00

Loan Group IV (5/1 Hybrid CMT)

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
06/06	1	$347,943	0.40
09/06	2	$704,115	0.82
10/06	79	$32,929,914	38.14
11/06	54	$25,051,641	29.02
12/06	64	$27,304,952	31.63
	200	$86,338,566	100.00

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
50 - 55	1	$347,943	0.40
56 - 61	199	$85,990,623	99.60
	200	$86,338,566	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.001 - 11.000	109	$47,442,923	54.95
11.001 - 12.000	91	$38,895,644	45.05
	200	$86,338,566	100.00

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000	200	$86,338,566	100.00
	200	$86,338,566	100.00

Loan Group IV (5/1 Hybrid CMT)

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	200	$86,338,566	100.00
	200	$86,338,566	100.00

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	200	$86,338,566	100.00
	200	$86,338,566	100.00

Loan Group V (7/1 Hybrid LIBOR)

		Range		
Total Number of Loans	65			
Total Outstanding Loan Balance	$28,002,294			
Average Loan Balance	$430,805	$291,203	to	$799,104
WA Mortgage Rate	6.397%	5.375%	to	6.875%
ARM Characteristics				
WA Gross Margin	2.250%	2.250%	to	2.250%
WA Months to First Roll	82	80	to	83
WA First Periodic Cap	4.966%	2.000%	to	5.000%
WA Subsequent Periodic Cap	2.000%	2.000%	to	2.000%
WA Lifetime Cap	11.397%	10.375%	to	11.875%
WA Lifetime Floor	2.250%	2.250%	to	2.250%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	358	356	to	359
WA Age (months)	2	1	to	4
WA LTV	68.11%			
WA FICO	737			

Top 5 States:	Prop Types:	Doc Types:	Purpose Codes	Occ Codes
CA: 35.03%	SFD: 67.40%	FULL/ALT: 97.26%	REFI: 38.66%	OOC: 96.97%
WA: 13.33%	PUD: 28.71%	REDUCED: 2.74%	RFCO: 31.80%	2ND: 3.03%
TX: 8.56%	CONDO: 3.89%		PURCH: 29.54%	
IL: 7.14%				
MD: 4.78%				

Loan Group V (7/1 Hybrid LIBOR)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
7/1 LIBOR	65	$28,002,294	100.00
	65	$28,002,294	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$250,000.01 to $300,000	1	$291,203	1.04
$300,000.01 to $350,000	17	$5,551,240	19.82
$350,000.01 to $400,000	16	$5,966,488	21.31
$400,000.01 to $450,000	9	$3,885,679	13.88
$450,000.01 to $500,000	9	$4,295,755	15.34
$500,000.01 to $550,000	2	$1,043,667	3.73
$550,000.01 to $600,000	2	$1,134,857	4.05
$600,000.01 to $650,000	8	$5,034,302	17.98
$750,000.01 to $1,000,000	1	$799,104	2.85
	65	$28,002,294	100.00

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.375	1	$799,104	2.85
5.750	1	$534,441	1.91
5.875	2	$1,143,167	4.08
6.000	6	$2,467,017	8.81
6.125	4	$1,529,727	5.46
6.250	5	$1,999,226	7.14
6.375	8	$3,482,247	12.44
6.500	13	$5,867,757	20.95
6.625	16	$6,360,703	22.71
6.750	6	$2,779,612	9.93

Loan Group V (7/1 Hybrid LIBOR)

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.875	3	$1,039,293	3.71
	65	$28,002,294	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	65	$28,002,294	100.00
	65	$28,002,294	100.00

Range of Loan-to-Value Ratios

Range of LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.01-50.00	5	$1,985,942	7.09
50.01-55.00	3	$1,383,904	4.94
55.01-60.00	7	$3,069,047	10.96
60.01-65.00	7	$2,885,312	10.30
65.01-70.00	14	$6,482,450	23.15
70.01-75.00	9	$3,932,300	14.04
75.01-80.00	19	$7,890,959	28.18
90.01-95.00	1	$372,380	1.33
	65	$28,002,294	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AZ	2	$1,147,377	4.10
CA	24	$9,808,425	35.03
CO	2	$837,125	2.99
CT	1	$612,446	2.19
DC	1	$309,410	1.10

Loan Group V (7/1 Hybrid LIBOR)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
GA	1	$799,104	2.85
IL	5	$2,000,637	7.14
MD	3	$1,338,695	4.78
MA	1	$601,907	2.15
MI	3	$1,024,661	3.66
NM	1	$347,685	1.24
NC	2	$859,762	3.07
OH	1	$509,225	1.82
OR	1	$418,827	1.50
SC	1	$349,660	1.25
TN	1	$448,973	1.60
TX	5	$2,395,839	8.56
VA	1	$459,146	1.64
WA	9	$3,733,391	13.33
	65	$28,002,294	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	43	$18,872,896	67.40
PUD	19	$8,039,581	28.71
CONDO	3	$1,089,816	3.89
	65	$28,002,294	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
REFI	26	$10,825,207	38.66
RFCO	20	$8,906,053	31.80
PURCH	19	$8,271,034	29.54
	65	$28,002,294	100.00

Loan Group V (7/1 Hybrid LIBOR)

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2ND HM	2	$848,775	3.03
OOC	63	$27,153,519	96.97
	65	$28,002,294	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL/ALT	63	$27,235,435	97.26
REDUCED	2	$766,859	2.74
	65	$28,002,294	100.00

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	65	$28,002,294	100.00
	65	$28,002,294	100.00

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
09/08	5	$2,175,344	7.77
10/08	21	$8,985,412	32.09
11/08	24	$10,131,567	36.18
12/08	15	$6,709,971	23.96
	65	$28,002,294	100.00

Loan Group V (7/1 Hybrid LIBOR)

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
80 - 85	65	$28,002,294	100.00
	65	$28,002,294	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.001 - 11.000	10	$4,943,728	17.65
11.001 - 12.000	55	$23,058,565	82.35
	65	$28,002,294	100.00

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	1	$314,686	1.12
5.000	64	$27,687,607	98.88
	65	$28,002,294	100.00

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	65	$28,002,294	100.00
	65	$28,002,294	100.00

Loan Group V (7/1 Hybrid LIBOR)

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	65	$28,002,294	100.00
	65	$28,002,294	100.00

Loan Group VI (7/1 Hybrid CMT)

		Range		
Total Number of Loans	81			
Total Outstanding Loan Balance	$34,568,930			
Average Loan Balance	$426,777	$281,745	to	$819,412
WA Mortgage Rate	6.406%	5.125%	to	6.875%
ARM Characteristics				
WA Gross Margin	2.750%	2.750%	to	2.750%
WA Months to First Roll	82	81	to	83
WA First Periodic Cap	5.000%	5.000%	to	5.000%
WA Subsequent Periodic Cap	2.000%	2.000%	to	2.000%
WA Lifetime Cap	11.406%	10.125%	to	11.875%
WA Lifetime Floor	2.750%	2.750%	to	2.750%
WA Original Term (months)	360	360	to	360
WA Remaining Term (months)	358	357	to	359
WA Age (months)	2	1	to	3
WA LTV	66.91%			
WA FICO	737			

Top 5 States:	Prop Types:	Doc Types:	Purpose Codes	Occ Codes
CA: 23.16%	SFD: 69.12%	FULL/ALT: 100.00%	REFI: 45.72%	OOC: 98.62%
WA: 9.30%	PUD: 27.17%		RFCO: 30.87%	2ND: 1.38%
MD: 8.27%	CONDO: 3.71%		PURCH: 23.41%	
NJ: 6.77%				
CO: 6.58%				

Loan Group VI (7/1 Hybrid CMT)

Loan Programs

Loan Programs	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
7/1 CMT	81	$34,568,930	100.00
	81	$34,568,930	100.00

Principal Balances

Range of Principal Balances ($)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
$250,000.01 to $300,000	4	$1,155,943	3.34
$300,000.01 to $350,000	15	$4,917,471	14.23
$350,000.01 to $400,000	17	$6,350,621	18.37
$400,000.01 to $450,000	14	$5,861,887	16.96
$450,000.01 to $500,000	19	$9,164,890	26.51
$500,000.01 to $550,000	4	$2,083,605	6.03
$550,000.01 to $600,000	4	$2,318,515	6.71
$600,000.01 to $650,000	3	$1,896,585	5.49
$750,000.01 to $1,000,000	1	$819,412	2.37
	81	$34,568,930	100.00

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.125	1	$499,413	1.44
5.500	3	$1,221,212	3.53
5.750	1	$439,588	1.27
5.875	2	$921,825	2.67
6.000	6	$2,634,170	7.62
6.125	1	$378,886	1.10
6.250	6	$2,249,496	6.51
6.375	14	$5,972,363	17.28
6.500	19	$8,272,412	23.93
6.625	13	$5,563,621	16.09
6.750	14	$6,108,760	17.67

Loan Group VI (7/1 Hybrid CMT)

Current Gross Coupon

Mortgage Rates (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
6.875	1	$307,184	0.89
	81	$34,568,930	100.00

Months Remaining to Maturity

Months Remaining to Maturity	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	81	$34,568,930	100.00
	81	$34,568,930	100.00

Range of Loan-to-Value Ratios

Range of LTVs (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
0.01-50.00	11	$5,617,418	16.25
50.01-55.00	5	$2,082,426	6.02
55.01-60.00	2	$939,972	2.72
60.01-65.00	8	$3,805,053	11.01
65.01-70.00	12	$4,831,503	13.98
70.01-75.00	12	$4,500,841	13.02
75.01-80.00	31	$12,791,716	37.00
	81	$34,568,930	100.00

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
AZ	2	$968,113	2.80
CA	20	$8,006,982	23.16
CO	5	$2,274,435	6.58
CT	2	$823,083	2.38
DC	2	$788,922	2.28
FL	1	$554,042	1.60

Loan Group VI (7/1 Hybrid CMT)

Geographic Distribution

State	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
GA	4	$1,940,719	5.61
IL	2	$965,361	2.79
IN	1	$281,745	0.82
MD	7	$2,859,360	8.27
MA	5	$2,186,917	6.33
MI	1	$582,992	1.69
MO	1	$499,071	1.44
NJ	6	$2,339,275	6.77
NY	4	$1,806,544	5.23
NC	1	$398,259	1.15
OH	1	$455,213	1.32
PA	2	$746,772	2.16
TN	1	$402,825	1.17
TX	1	$304,711	0.88
VA	2	$996,247	2.88
WA	7	$3,215,443	9.30
WI	2	$769,631	2.23
WY	1	$402,269	1.16
	81	$34,568,930	100.00

Property Type

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
SFD	55	$23,893,454	69.12
PUD	23	$9,392,203	27.17
CONDO	3	$1,283,273	3.71
	81	$34,568,930	100.00

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
REFI	36	$15,805,162	45.72

Loan Group VI (7/1 Hybrid CMT)

Loan Purpose

Description	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
RFCO	25	$10,672,894	30.87
PURCH	20	$8,090,874	23.41
	81	$34,568,930	100.00

Occupancy

Occupancy Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2ND HM	1	$478,567	1.38
OOC	80	$34,090,363	98.62
	81	$34,568,930	100.00

Document Type

Document Type	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
FULL/ALT	81	$34,568,930	100.00
	81	$34,568,930	100.00

Gross Margin

Range of Gross Margins (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.001 - 3.000	81	$34,568,930	100.00
	81	$34,568,930	100.00

Loan Group VI (7/1 Hybrid CMT)

Next Rate Adjustment Date

Next Rate Adjustment Date	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10/08	33	$14,188,350	41.04
11/08	28	$12,099,976	35.00
12/08	20	$8,280,604	23.95
	81	$34,568,930	100.00

Range of Months to Roll

Month Number Range	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
80 - 85	81	$34,568,930	100.00
	81	$34,568,930	100.00

Lifetime Rate Cap

Range of Lifetime Rate Caps (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
10.001 - 11.000	13	$5,716,208	16.54
11.001 - 12.000	68	$28,852,722	83.46
	81	$34,568,930	100.00

Initial Periodic Rate Cap

Initial Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000	81	$34,568,930	100.00
	81	$34,568,930	100.00

Loan Group VI (7/1 Hybrid CMT)

Subsequent Periodic Rate Cap

Subsequent Periodic Rate Cap (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
2.000	81	$34,568,930	100.00
	81	$34,568,930	100.00

Lifetime Rate Floor

Range of Lifetime Rate Floors (%)	Number of Loans	Principal Balance	% Of Aggregate Principal Balance
5.000 or Less	81	$34,568,930	100.00
	81	$34,568,930	100.00

(Stipulation Sheet to Follow)

FINAL POOL STIPULATIONS	
3/1,5/1,7/1 HYBRID ARM DEAL	
COLLATERAL DETAIL	
Approximate Total Deal Gross WAC	6.067%
Approximate Total Deal Net WAC	5.817%
Gross/Net WAC Variance	+/- 0.125%
Approximate Segment Net Rates (+/- 0.125%)	3/1 LIBOR ARMs - 5.367%
	3/1 Treasury ARMs - 5.376%
	5/1 LIBOR ARMs - 5.904%
	5/1 Treasury ARMs - 5.867%
	7/1 LIBOR ARMs - 6.017%
	7/1 Treasury ARMs - 6.182%
Approximate Gross Margin	LIBOR ARMs = 2.25%, Treasury ARMs = 2.75%
Gross Margin Variance	+/- 0.125%
Reset	Fixed For Either 3,5 or 7 Years / Annual Thereafter
Periodic Caps (1)	3/1 = 2.00% Cap at The First Adjustment, 2.00% Thereafter
	5/1 = 5.00% Cap at The First Adjustment, 2.00% Thereafter
	7/1 = 5.00% Cap at The First Adjustment, 2.00% Thereafter
Lifetime Cap	5.00% to 6.00% Over Start Rate
WAM	357 - 360
Total Geographic Distribution	National, <= 50% California
Segment Geographic Distribution	National, <= 55% California
Weighted Average LTV	<73%
LTV >80 <=90%	<15%
LTV >90 <=95%	<5%
Maximum Loan Amount	$2,497,511
Average Balance	Approximately $460,000
Occupancy	>= 95% Owner Occupied, <= 5% 2nd Homes
Delinquency	All Current
Property Types	>= 90% SFR/PUD, <= 10% Condo/Other
Documentation Style	>= 90% Full/Alt Doc, <= 10% Reduced Doc
Loan Purpose	<= 30% Cash Out Refinances
Approximate Credit Score	725 +/-10
(1) Less than 5% of 5/1 and 7/1 ARMS will have 2% first adjustment caps.	